SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            FOUR SEASONS HOTELS INC.
                                (NAME OF ISSUER)

                              Limited Voting Shares
                         (TITLE OF CLASS OF SECURITIES)
--------------------------------------------------------------------------------

                                    3500E104
                                 (CUSIP NUMBER)

                            Triples Holdings Limited
                          c/o Four Seasons Hotels Inc.
                               1165 Leslie Street
                        Toronto, Ontario, Canada M3C 2K8
                             Attention: Sarah Cohen

                                  Isadore Sharp
                          c/o Four Seasons Hotels Inc.
                               1165 Leslie Street
                        Toronto, Ontario, Canada M3C 2K8


                                    Copy to:

                                 Ogilvy Renault
                           1981 McGill College Avenue
                        Montreal, Quebec, Canada H3A 3C1

                           Attention: Norman Steinberg


   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                              AND COMMUNICATIONS)

                                November 3, 2006
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 3500E104


--------------------------------------------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Triples Holdings Limited
                  IRS 00-0000000
--------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)  [X]
         (b)  [ ]
--------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
                  OO
--------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 [ ]
--------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Toronto, Ontario, Canada
--------------------------------------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               3,725,698(1)

       NUMBER OF          8    SHARED VOTING POWER
        SHARES
     BENEFICIALLY              -0-
       OWNED BY
        EACH              9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 3,725,698(1)
         WITH
                         10    SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,725,698(1)
--------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)                                                                       [ ]
--------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.1%(2)
--------------------------------------------------------------------------------------------------------------------


--------------------------------------
(1) The Reporting Persons beneficially own 3,725,698 Variable Multiple Voting
Shares. The Variable Multiple Voting Shares are convertible into Limited Voting
Shares on a one-for-one basis at any time at the option of the holder and automatically upon certain transfers thereof.

(2) The Limited Voting Shares into which the 3,725,698 Variable Multiple Voting
Shares are convertible represent 10.1% of the Limited Voting Shares, when calculated based on 33,068,378 Limited Voting Shares and 3,725,698 Variable
Multiple Voting Shares, in each case outstanding on June 30, 2006, as reported on the Issuer's Form 6-K

                                        1



-------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)
         CO
-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------
filed on August 10, 2006. The Reporting Persons own 100% of the Variable Multiple Voting Shares. The Variable Multiple Voting Shares are convertible into Limited Voting Shares on a one-for-one basis at any time at the option of the holder and automatically upon certain transfers thereof. Each Limited Voting Share entitles the holder to one vote and, as reported on the Issuer's Management Information Circular provided as an Exhibit to the Issuer's Form 6-K filed on April 12, 2006, as of April 4, 2006, each Variable Multiple Voting Share entitles the holder to 16.15 votes. As of April 4, 2006, the votes attaching to the outstanding Variable Multiple Voting Shares represent approximately 64.56% of the votes attaching to all outstanding voting securities of the Issuer.

                                  SCHEDULE 13D

CUSIP NO. 3500E104


--------------------------------------------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Isadore Sharp
                  IRS 00-0000000
--------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)  [X]
         (b)  [ ]
--------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
                  OO
--------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 [ ]
--------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Toronto, Ontario, Canada
--------------------------------------------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              -0-
       NUMBER OF
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                3,725,698(3)(4)
         EACH            9    SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                 -0-
         WITH            10   SHARED DISPOSITIVE POWER

                              3,725,698(3)(4)
--------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,725,698(3)(4)
--------------------------------------------------------------------------------------------------------------------

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)                                                                       [ ]
--------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
(3) The Reporting Persons beneficially own 3,725,698 Variable Multiple Voting
Shares. The Variable Multiple Voting Shares are convertible into Limited Voting
Shares on a one-for-one basis at any time at the option of the holder and automatically upon certain transfers thereof.

(4) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all of the Variable Multiple Voting Shares owned by Triples Holdings
Limited are deemed, for U.S. securities law purposes, to be beneficially owned by Isadore Sharp, as the sole director and controlling shareholder of Triples
Holdings Limited. Sarah Cohen is an officer of Triples Holdings Limited; Ms.
Cohen disclaims any beneficial ownership of the Variable Multiple Voting Shares beneficially owned by Triples Holdings Limited.



                                       3



------------------------------------------------------------------------------
         10.1%(5)
--------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)
         IN
--------------------------------------------------------------------------------------------------------------------


     ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (this "Schedule 13D") relates to the Limited Voting Shares (the "Shares"), of Four Seasons Hotels Inc., a corporation organized under the laws of Ontario, Canada (the "Issuer"). The Reporting Persons beneficially own 3,725,698 Variable Multiple Voting Shares. The Variable Multiple Voting Shares are convertible into Shares on a one-for-one basis at any time at the option of the holder and automatically upon certain events.((6)) The principal executive offices of the Issuer are located at 1165 Leslie Street, Toronto, Ontario, Canada M3C 2K8.

     ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is jointly filed by Triple Holdings Limited, a corporation organized under the laws of Ontario, Canada ("Triples"), and by Isadore Sharp, a natural person and citizen of Canada ("Sharp" and, together with Triples, the "Reporting Persons"). The Reporting Persons beneficially own 3,725,698 Shares by virtue of their beneficial ownership of 3,725,698 Variable Multiple Voting Shares. Triples directly owns all such Variable Multiple Voting Shares. All of the outstanding shares of Triples are beneficially owned by Sharp and members of the Sharp family; Sharp has the right to direct approximately 80% of the vote of Triples, and members of the Sharp family have the right to direct the remaining 20% of the vote. Sharp is the president and sole director of Triples. The principal business office of Triples is located at c/o Four Seasons Hotels Inc., 1165 Leslie Street, Toronto, Ontario, Canada M3C 2K8. The principal business address of Sharp is located at c/o Four Seasons Hotels Inc., 1165 Leslie Street, Toronto, Ontario, Canada M3C 2K8.

         To the best of Triples' knowledge, the name, citizenship, business address and present principal occupation or employment, as well as the name and address of any corporation or other organization in


(5)The Limited Voting Shares into which the 3,725,698 Variable Multiple Voting Shares are convertible represent 10.1% of the Limited Voting Shares, when calculated based on 33,068,378 Limited Voting Shares and 3,725,698 Variable Multiple Voting Shares, in each case outstanding on June 30, 2006, as reported on the Issuer's Form 6-K filed on August 10, 2006. The Reporting Persons own 100% of the outstanding Variable Multiple Voting Shares. The Variable Multiple Voting Shares are convertible into Limited Voting Shares on a one-for-one basis at any time at the option of the holder and automatically upon certain transfers thereof. Each Limited Voting Share entitles the holder to one vote and, as reported on the Issuer's Management Information Circular provided as an Exhibit to the Issuer's Form 6-K filed on April 12, 2006, as of April 4, 2006, each Variable Multiple Voting Share entitles the holder to 16.15 votes. As of April 4, 2006, the votes attaching to the outstanding Variable Multiple Voting Shares represent approximately 64.56% of the votes attaching to all outstanding voting securities of the Issuer.
(6) The Variable Multiple Voting Shares convert automatically into Shares upon any transfer of the Variable Multiple Voting Shares, except (1) a transfer to a holder who is not Isadore Sharp, his spouse, any of his issue and the spouses of any of them, his or their legal representatives, any corporation of which all the voting shares are beneficially owned, directly or indirectly, by any one or more of the foregoing persons and any trust the only beneficiaries of which are any one or more of the foregoing (the "Sharp family") (so long as the Sharp family beneficially owns a majority of the outstanding Variable Multiple Voting Shares), (2) a transfer of a majority of the outstanding Variable Multiple Voting Shares to a purchaser who has offered to purchase all outstanding Variable Multiple Voting Shares and will, as a result, have acquired a majority of the outstanding Variable Multiple Voting Shares and who offers to purchase all outstanding Shares for a per share consideration equal to that offered for the Variable Multiple Voting Shares, or (3) a transfer to a bona fide financial institution that has been granted a security interest in the Variable Multiple Voting Shares by a member of the Sharp family or a purchaser referred to in clause (ii) above, so long as such financial institution has not realized upon such security interest.

which such occupation or employment is conducted, of each of the directors, executive officers and control persons of Triples (including Sharp) are set forth on Schedule 1 attached hereto, which Schedule is hereby incorporated by reference.

         During the five years prior to the date hereof, neither of the Reporting Persons or, to the best of the Triples' knowledge, anyone listed on
Schedule 1 attached hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         As described under Item 4, on November 3, 2006, the Reporting Persons entered into an agreement with Kingdom Hotels International ("Kingdom Hotels"), a Cayman Islands Company owned by a trust created by His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud ("HRH"), and Cascade Investment L.L.C., which is a private investment entity owned by William H. Gates, III ("Cascade") pursuant to which they have agreed to jointly pursue the acquisition of the Issuer. As a result of this agreement, the Reporting Persons, Kingdom Hotels and Cascade may be deemed to have formed a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 13d-5(b)(1) promulgated thereunder.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         See Item 4 of this Schedule 13D.

     ITEM 4.  PURPOSE OF TRANSACTION.

         On November 3, 2006, Kingdom Hotels, Sharp, Triples and Cascade (together, the "Investors") entered into a Funding and Cooperation Agreement, pursuant to which (i) the Investors agreed to submit a proposal regarding, and cooperate with respect to, the proposed acquisition of the Issuer (the "Proposal"), (ii) the Investors agreed to contribute a total of 8,105,032 Shares and 3,725,698 Variable Multiple Voting Shares of the Issuer to the acquiring entity, (iii) Cascade and Kingdom Hotels agreed to provide funds for the Proposal, (iv) the Investors agreed that all decisions regarding the Proposal shall be made jointly by Cascade and Kingdom Hotels, (v) the Investors agreed to certain governance arrangements if the transactions contemplated by the Proposal are completed, (vi) the Investors agreed to share certain expenses incurred in connection with the Proposal and (vii) the Investors agreed to not pursue an acquisition of the Issuer, other than pursuant to the Funding and Cooperation Agreement, during the term of the Funding and Cooperation Agreement and for a period of 12 months thereafter. The Funding and Cooperation Agreement is terminable on the earliest of December 31, 2006 (unless an acquisition agreement is executed and delivered on or before such date), termination of the acquisition agreement, completion of the transactions contemplated by the Proposal and notice by either Kingdom Hotels or Cascade before execution and delivery of the acquisition agreement.

         The description of the terms of the Funding and Cooperation Agreement contained herein is a summary only and is qualified in its entirety by the terms of the Funding and Cooperation Agreement, which is filed as Exhibit 99.1 to this
Schedule 13D and is incorporated herein by reference.

         By letter dated November 3, 2006, the Investors submitted to the Issuer a proposal (the "Proposal Letter") to acquire all outstanding Shares for a cash purchase price of $82.00 per share (other than Shares owned by Kingdom Investments, Inc. ("Kingdom Investments") and Cascade). Under the terms of the Proposal Letter, the acquisition would be implemented through a shareholder approved corporate transaction. Under the terms of the Proposal Letter, Sharp would continue to direct all aspects of the day-to-day operations and strategic direction of the Issuer as Chairman of the Board and Chief Executive

Officer. Each of Kingdom Investments, Triples and Cascade would reinvest their existing equity in the Issuer, representing a total rollover of approximately $970 million based on the proposed transaction price. In addition to this equity rollover, the transaction would be financed through a combination of (i) $750 million of new debt financing, which would be used in part to repay the existing convertible debt of the Issuer, and (ii) approximately $1.87 billion of equity (after taking into account available cash of the Issuer) that would be provided by Kingdom Hotels and Cascade (either directly or through affiliated entities). The Proposal Letter is non-binding, and the transaction would be subject to customary conditions, including shareholder approval, and filings under Canadian, U.S. and other competition and other laws.

         The description of the terms of the Proposal Letter contained herein is a summary only and is qualified in its entirety by the terms of the Proposal Letter, which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

         The Proposal could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the present board of directors of the Issuer, a change to the present capitalization or dividend policy of the Issuer, the delisting of the Issuer's securities from the Toronto Stock Exchange and New York Stock Exchange, and the causing of a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. One or more of the Reporting Persons are expected to take actions in furtherance of the Proposal or any amendment thereof.

         The Reporting Persons may at any time, or from time to time, acquire additional Shares or dispose of their Shares or Variable Multiple Voting Shares; pursue, or choose not to pursue, the Proposal; change the terms of the Proposal Letter, including the price, conditions, or scope of the transaction; otherwise seek control or seek to influence the management and policies of the Issuer; or change their intentions with respect to any such matters.

         Items 5 and 6 below are hereby incorporated into this Item 4 by reference. Except as otherwise disclosed in those items or in this Item 4, the Reporting Persons do not currently have any contracts, arrangements, understandings or relationships with any person with respect to the voting or holding of the Issuer's securities or that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. As a result of this agreement, the Reporting Persons, Kingdom Hotels and Cascade may be deemed to have formed a "group" within the meaning of Section 13(d) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this Schedule 13D, Triples directly owns 3,725,698 Variable Multiple Voting Shares of the Issuer, which represent all of the outstanding Variable Multiple Voting Shares. As a result, Triples is deemed, for U.S. securities law purposes, to beneficially own 3,725,698 Shares. All of the outstanding shares of Triples are beneficially owned by Sharp and members of the Sharp family; Sharp has the right to direct approximately 80% of the vote of Triples and members of the Sharp family have the right to direct the remaining 20% of the vote. Sharp is the president and sole director of Triples. Sharp may therefore be deemed to beneficially own the 3,725,698 Variable Multiple Voting Shares directly owned by Triples.

         Kingdom Investments has advised the Reporting Persons that Kingdom Investments is the beneficial owner of 7,389,182 Shares which represent, based upon 33,068,378 outstanding Shares, approximately 22% of the outstanding Shares.

         Cascade has advised the Reporting Persons that Cascade is the beneficial owner in the aggregate of 715,850 Shares, which represent, based upon 33,068,378 outstanding Shares, approximately 2% of the outstanding Shares.

         Each Share entitles the holder to one vote and, as reported on the Issuer's Management Information Circular provided as an Exhibit to the Issuer's Form 6-K filed on April 12, 2006, as of April 4, 2006, each Variable Multiple Voting Share entitles the holder to 16.15 votes. As of April 4, 2006, the votes attaching to the outstanding Variable Multiple Voting Shares represent approximately 64.56% of the votes attaching to all outstanding voting securities of the Issuer.

         Accordingly, in the aggregate, the Reporting Persons, Kingdom Investments and Cascade beneficially own (i) 8,284,354 Shares, which represents approximately 25% of the outstanding Shares and (ii) 3,725,698 Variable Multiple Voting Shares. The aggregate voting power of the Shares and Variable Multiple Voting Shares beneficially owned by the Reporting Persons, Kingdom Investments and Cascade is approximately 73% of the combined voting power of the Shares and Variable Multiple Voting Shares.

         Each Reporting Person hereby disclaims beneficial ownership of any securities of the Issuer that may be, or are, beneficially owned by Kingdom Investments or Cascade.

         (b) The description set forth in Item 5(a) above is incorporated by reference in its entirety into this Item 5(b).

         (c) Except as set forth in Item 4 above, none of the Reporting Persons nor, to the best of Triples' knowledge, anyone listed on Schedule 1 hereto, has engaged in any transaction in any securities of the Issuer during the sixty day period immediately preceding the date hereof.

         (d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

         (e)  Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than as described in this Item 6 and in Items 4 and 5 above, and in the documents incorporated herein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or less, or the giving or withholding of proxies.

         1994 SHAREHOLDERS AGREEMENT

         On September 26, 1994, HRH, Kingdom Investments, Sharp and Triples entered into a Shareholders Agreement. The Shareholders Agreement provides that Triples and Sharp will use their best efforts to support the election of two nominees of Kingdom Investments to the board of directors of the Issuer and to cause each committee of such board to include at least one director nominated by Kingdom Investments. In addition, Triples and Sharp have agreed to use their voting power to ensure that the Issuer's shareholders do not approve any of the following actions unless they have been approved previously by Kingdom
Investments: (i) any decision to wind up, dissolve or liquidate the Issuer's business; (ii) any plan of arrangement of the Issuer; (iii) the sale of all or substantially all of the assets of the Issuer; (iv) any change in the auditors of the Issuer; (v) a merger or amalgamation of the Issuer; and (vi) any change in the charter or the bylaws of the Issuer.

         The Shareholders Agreement also prohibits (subject to limited exceptions) Triples, Sharp and permitted Sharp transferees (as such term is defined in the Shareholders Agreement) from selling or transferring any securities of the Issuer without first offering those securities to Kingdom Investments. In the event that Triples, Sharp or a permitted Sharp transferee offers to sell more than 50% of their Variable Multiple Voting Shares and Kingdom Investments exercises its right to purchase such shares, Kingdom Investments may, concurrently therewith, offer to acquire the remaining Variable Multiple Voting Shares and make a tender offer for all issued and outstanding Shares. If Triples, Sharp or a permitted Sharp transferee makes an offer to sell their securities of the Issuer to a third party, Kingdom Investments has the right, at its sole option, to require that a proportionate amount of its Issuer's securities be included in such third party offer.

         The Shareholders Agreement is terminable upon (i) the agreement in writing of all parties, (ii) HRH, Kingdom Investments or their permitted assignees ceasing to own at least 10% of the issued and outstanding Shares (except as a result of the issuance of additional Shares by the Issuer) or (iii) Triples and permitted Sharp transferees ceasing to own securities with more than 50% of the voting rights of all voting securities of the Issuer.

         The description of the terms of the Shareholders Agreement contained herein is a summary only and is qualified in its entirety by the terms of the Shareholders Agreement, which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

         LONG-TERM INCENTIVE PLAN

         Sharp is a party to a Long-Term Incentive Plan agreement with the Issuer. At a special meeting held on December 19, 1989, the shareholders of the Issuer approved the Long-Term Incentive Plan pursuant to which Sharp surrendered an option, which had been granted to him on December 6, 1985, to acquire 500,000 Shares at an exercise price of $12.60 per share (which, as a result of a share "split," in 1989 entitled Sharp to acquire 1,000,000 Shares at an exercise price of $6.30 per share), and the Issuer and its principal operating subsidiary, Four Seasons Hotels Limited, agreed that Four Seasons Hotels Limited will make a payment to Sharp on an arms-length sale of control of the Issuer. The first portion of the payment will be an amount equal to 5% of the product of (i) the total number of Variable Multiple Voting Shares and Shares outstanding at the time of the sale, and (ii) the per share consideration received by holders of Shares minus $6.30. If the per share consideration received by holders of Shares on the sale is equal to or more than 125% of the weighted average price of Shares traded in board lots on the Toronto Stock Exchange during the period commencing six months and ending one month before the first public announcement of the sale, Sharp will be entitled to an additional payment equal to 5% of the product of (i) the total number of Variable Multiple Voting Shares and Shares outstanding at the time of the sale, and (ii) the per share consideration received by holders of Shares minus $20.84. The right to receive the two payments may be transferred among members of the Sharp family, their holding companies and trusts. Upon the death of Sharp, the right to the payments passes to his legal or personal representatives, heirs or permitted assigns. The total value of the proceeds that would be paid to Sharp under the Long-Term Incentive Plan if the transaction contemplated by the Proposal were completed are estimated to be $288 million (based on a transaction price per Share of $82.00, and assuming an aggregate of approximately 41.1 million Shares and Variable Multiple Voting Shares were outstanding at the time of completion of the transaction contemplated by the Proposal).

         The description of the terms of the Long-Term Incentive Plan contained herein is a summary only and is qualified in its entirety by the terms of the Long-Term Incentive Plan, which is filed as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

         1996 TRUST AGREEMENT

         Triples is a party to a Trust Agreement dated October 3, 1996 with Montreal Trust Company of Canada, as trustee for the benefit of the holders of the Shares, that has the effect of preventing transactions that otherwise would deprive the holders of Shares of rights under applicable provincial take-over bid legislation to which they would have been entitled if the Variable Multiple Voting Shares had been Shares. Pursuant to the Trust Agreement, Triples is precluded from selling any Variable Multiple Voting Shares pursuant to a take-over bid (as defined in applicable securities legislation) under circumstances in which that legislation would have required the same offer to be made to holders of Shares if the sale by Triples had been of Shares rather than Variable Multiple Voting Shares (but otherwise on the same terms) unless a concurrent offer is made to acquire a percentage of Shares at least as high as the percentage of Variable Multiple Voting Shares to be sold and offers a price per Share at least as high as the price to be paid for the Variable Multiple Voting Shares.

         The description of the terms of the Trust Agreement contained herein is a summary only and is qualified in its entirety by the terms of the Trust Agreement, which is filed as Exhibit 99.5 to this Schedule 13D and is incorporated herein by reference.

         PLEDGE

         Triples has pledged one million of the Variable Multiple Voting Shares to The Bank of Nova Scotia, a Canadian chartered bank, to secure certain financial obligations of the Reporting Persons and certain members of Sharp's family. Under the terms of the pledge, the bank has the right to have the pledged shares registered in its name or in the name of its nominee and is entitled, but not bound or required, to vote in respect of the shares, and generally to exercise any of the rights which Triples may at any time have, although the bank has never indicated any intention to so register, vote or exercise any rights with respect to the pledged shares.

         Other than as described in this Item 6 and in Items 3, 4 and 5 above, neither of the Reporting Persons has any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

 EXHIBIT          TITLE

99.1 Funding and Cooperation Agreement, by and among Kingdom Hotels International, Isadore Sharp, Triples Holdings Limited and Cascade Investment, L.L.C., dated November 3, 2006

99.2 Letter, to Four Seasons Hotels Inc. from Kingdom Hotels International, Isadore Sharp, Triples Holdings Limited and Cascade Investment, L.L.C., dated November 3, 2006

99.3 Shareholders Agreement, by and among Triples Holdings Limited, Kingdom Investments, Inc., Isadore Sharp and His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud, dated September 26, 1994, as amended

99.4 Long-Term Incentive Plan, by and among Four Seasons Hotels Inc., Four Seasons Hotels Limited and Isadore Sharp, dated January 11, 1990

99.5 Trust Agreement, by and among Triples Holdings Limited, Four Seasons Hotels Inc. and Montreal Trust Company of Canada, as trustee, dated October 3, 2006

99.6 Joint Filing Agreement, by and among Triples Holdings Limited and Isadore Sharp, dated November 8, 2006

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  November 8, 2006                        TRIPLES HOLDINGS LIMITED


                                                By:   /s/ Isadore Sharp
                                                   -----------------------------
                                                Name:     Isadore Sharp
                                                Title:    President



                                                       /s/ Isadore Sharp
                                                   -----------------------------
                                                           Isadore Sharp

                                                                     SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF TRIPLES HOLDINGS LIMITED

The name, citizenship, business address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of Triples Holdings Limited is set forth below.

BOARD OF DIRECTORS


--------------------------------------------- ------------------------------------------ -----------------------------
NAME AND BUSINESS                             PRINCIPAL OCCUPATION                       CITIZENSHIP
ADDRESS
--------------------------------------------- ------------------------------------------ -----------------------------
Isadore Sharp                                 Chairman and Chief Executive Officer of    Canada
                                              Four Seasons Hotels Inc.
c/o Four Seasons Hotels Inc.
1165 Leslie Street
Toronto, Ontario, Canada M3C 2K8
--------------------------------------------- ------------------------------------------ -----------------------------


OFFICERS

--------------------------------------------- ------------------------------------------ -----------------------------
NAME AND BUSINESS                             PRINCIPAL OCCUPATION                       CITIZENSHIP
ADDRESS
--------------------------------------------- ------------------------------------------ -----------------------------
Isadore Sharp                                 Chairman and Chief Executive Officer of    Canada
President of Triples Holdings Limited         Four Seasons Hotels Inc.

c/o Four Seasons Hotels Inc.
1165 Leslie Street
Toronto, Ontario, Canada M3C 2K8
--------------------------------------------- ------------------------------------------ -----------------------------
Sarah Cohen(1)                                Senior Vice President, Corporate Counsel   Canada
Secretary of Triples Holdings Limited         and Assistant Secretary, Four Seasons
                                              Hotels Inc.
c/o Four Seasons Hotels Inc.
1165 Leslie Street
Toronto, Ontario, Canada M3C 2K8
--------------------------------------------- ------------------------------------------ -----------------------------


(1) Beneficial owner of 20,120 Limited Voting Shares (currently held as options to purchase such Limited Voting Shares) with the sole power, directly or indirectly, to direct the vote and the disposition of each of such Limited Voting Shares. Such Limited Voting Share ownership represents less than 0.1% of the outstanding Limited Voting Shares on a fully diluted basis and less than 0.1% of the outstanding Limited Voting Shares as calculated pursuant to Rule 13d-3(d) under the Act.